UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒   SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

Quadrant Biosciences Inc.

(Exact name of issuer as specified in its charter)

Delaware	47-3417864
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

505 Irving Avenue, Suite 3100AB

Syracuse, New York

 (Full mailing address of principal executive offices)

(315) 614-2325

(Issuer’s telephone number, including area code)

In this report, the terms “Quadrant”, “the company”, “we”, “us” and “our” refer to Quadrant Biosciences Inc. and its consolidated subsidiaries.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY.  THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT.  WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.  INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.  THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2022 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make restated interim results of operations not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2022.

Overview

The company was incorporated in Delaware on March 13, 2015, as Motion Intelligence Inc. On August 6, 2015, Motion Intelligence LLC, a New York limited liability company merged into Motion Intelligence Inc. The company changed its name to Quadrant Biosciences Inc. on September 7, 2017. The company is principally located at the Institute for Human Performance at the State University of New York Upstate Medical University and is a participant in the New York State START-UP NY economic development program, which provides the company and its employees with substantial tax and other benefits under New York law.

Quadrant is life sciences company focused on the research, development and delivery of innovative diagnostic, therapeutic, and virtual care solutions for global health priorities.

The company was founded to improve the lives of children and families through the development of more accurate and timely clinical solutions for certain global health priorities; these include Autism Spectrum Disorder, Parkinson’s disease, mild traumatic brain injuries (or concussion injuries), and most recently SARS-CoV-2 infections. In addition to these conditions, the company is actively engaged in proprietary research and development efforts related to other chronic, degenerative and developmental diseases and disorders.

The company operates primarily in the United States. Markets served include the healthcare, educational institutions, and laboratory services. In some cases, the company’s commercial technology results from the translation of basic science developed by the company and in conjunction with academic partners.

Due to the pandemic in 2020, the company pivoted from its principal focus on the development and commercialization of epigenetic diagnostic tests and developed COVID-19 diagnostic products, including an individual diagnostic test for which it obtained a Food and Drug Administration (“FDA”) emergency use authorization (“EUA”) in September 2020. The Clarifi COVID-19 tests were all developed and validated in cooperation with SUNY Upstate Medical University. The company’s 2021 and 2022 financial revenues are primarily derived from its COVID-19 products and services.

The company’s COVID-19 related work includes as follows:

•	Test Kits for CLIA Laboratory Use: Producing the “Clarifi COVID-19 Test Kit” a non-invasive and easy to administer saliva swab that determines the presence or absence of SARS-CoV-2 viral RNA. For the Clarifi COVID-19 Test Kit the company receives revenue both from the sale of the kits as well as product assembly services as such services are requested by its customers;
•	Community/Municipal Wastewater Surveillance: Performing tests on municipal wastewater samples for SARS-CoV-2, principally in New York State;
•	Clinical COVID-19 Screening and Diagnostic Testing: Through its two CLIA/CLEP laboratories (described below), the company processes saliva specimens to identify individuals infected with the SARS-CoV-2 virus; the company’s clients include individuals, colleges/universities, K-12 schools, municipal and private employers. For individuals who are symptomatic or otherwise at risk of being infected, the company offers individual diagnostic testing services. For organizations, the company offers clinical screening services, generally utilizing a proprietary specimen pooling technology to reduce costs and minimize in-laboratory processing times. All specimens in a pool which screens “negative” are presumed negative; all specimens in a pool which screens “positive” are further tested on an individual diagnostic basis. Clinical results are available electronically for tested individuals and their respective organizations. To date, the company has sold over 4 million saliva based COVID-19 tests.

In the second quarter of 2021, the company became the sole owner of two laboratories, one located on the SUNY Upstate Syracuse campus and the other on the SUNY Buffalo campus. On July 1, 2021, these two laboratories were certified under the Clinical Laboratory Improvement Amendment (Federal) / Clinic Laboratory Evaluation Program (New York State) (“CLIA/CLEP”). The acquisition and certification of the labs allowed the company to begin performing certain COVID-19 laboratory testing services that facilitated a new testing model under which the company began administering tests directly to individuals by operating testing sites beginning in the fourth quarter of 2021. During the COVID-19 surge in the first quarter of 2022 the company opened 45 community test sites in conjunction with schools and counties in New York State. There were over 100,000 tests collected at these testing sites. In accordance with the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) these tests were billed to third-party insurers. Under the CARES Act if an individual is uninsured Quadrant billed and received reimbursement as administered through Health Resources and Services Administration (“HRSA”). HRSA stopped accepting claims for testing on March 22, 2022. In-line with the national trajectory of the COVID-19 pandemic and public appetite for testing, volumes at the community test sites declined during the second quarter of 2022 and substantially all of the community test sites were closed. Additionally, due to the decline in COVID-19 testing volumes, the company closed the lab located in Buffalo, New York in July 2022.

For the cost of products sold the company not only includes the materials and shipping costs related to the products but also royalty expenses related to its products. For 2021 and 2022 the royalty payments predominately relate to the company’s exclusive license with The Research Foundation for The State University of New York for its COVID-19 products. Under the agreement through June 30, 2021, the company pays a royalty of 50% of all net income (as defined in the license). Effective July 1, 2021, the company began paying a royalty on COVID-19 related net sales at 10% for the quarter beginning July 1, 2021, through December 31, 2021, and decreasing by 2% until it reaches 6% for the period beginning July 1, 2022, through termination of the agreement, with certain specific exclusions.

In conjunction with the existing laboratory services, in 2022, the company began dedicating resources to improving the lives of children and families by developing a plan to deliver innovative diagnostic, therapeutic and virtual care solutions for the diagnosis and treatment of autism, attention deficit/ hyperactivity disorder (“ADD/ADHD”), and other developmental conditions. In April 2022, through the acquisition of Frazier Behavioral Health LLC (“FBH”) the company began providing behavioral health services including therapies, consultation services and training in social behavior techniques and intervention strategies for children and adults with autism, ADD/ADHD, and other developmental conditions (see “Trends” below). Additionally, during 2022, Quadrant started building a virtual telemedicine clinic focused on diagnosing autism spectrum disorder in children. Through June 30, 2022, there has been no revenue generated through the virtual care clinic as it launched August 1, 2022, under the branding “As You Are” (see AsYouAre.com for more information). At the time of the launch, the virtual clinic was able to serve patients in Alabama, Kentucky, New Jersey, Ohio, and Pennsylvania.

Results of Operations

Six months ended June 30, 2022, Compared to Six months ended June 30, 2021

Net Revenues

The company’s revenues consist of revenue derived from product sales, behavioral health services, product assembly, testing services, and grant revenues. The company’s total revenues for the six months ended June 30, 2022 (“Interim 2022”) were $32,315,938, an increase of $4,550,708 from total revenues of $27,765,230 for the six months ended June 30, 2021 (“Interim 2021”). This increase was attributable to:

•	an increase of $24,140,557 related to testing services, which includes COVID-19 testing performed outside of the initial pooled testing included with product sales and wastewater testing. Specifically, in the fourth quarter of 2021, the company launched a new model of testing delivery (see “Overview” above).
•	decreases in product sales (net) and product assembly of $18,110,998 and 1,656,340, respectively, due in part to the company’s new testing model and the trajectory of the public response to the COVID-19 pandemic (see “Overview” above).

Cost of products sold decreased to $12,922,806 in Interim 2022, a decrease of $6,832,084 from $19,754,890 in Interim 2021, due primarily to improvements related to scaling and efficiency resulting from the acquisition of the two labs allowing for a shift from a focus on product sales to more of a focus on testing services. Accordingly, the company had gross profit of $19,393,132 in Interim 2022 compared with a gross profit of $8,010,340 in Interim 2021.

Operating Expenses

Selling and administrative expenses in Interim 2022 were $10,421,640, compared to $4,277,624 in Interim 2021, an increase of $6,144,016. The increase primarily relates to the increase in employment related expenses, which includes salaries and wages, employee benefits and taxes, and stock option compensation, which collectively increased by $3,808,843 to $7,248,920 in Interim 2022 from $3,440,077 in Interim 2021. The company had 132 employees at June 30, 2022, compared with 64 employees at June 30, 2021. Throughout the second half of 2021 and the first quarter of 2022, the company hired additional employees, including clinical laboratory professionals, to service the company’s COVID-19 testing and products; additionally, the company hired a wide-range of support staff and research scientists to continue research projects and prepare for the launch of the As You Are virtual platform. Professional fees increased by $1,455,699 to $1,725,622 in Interim 2022 from $269,923 in Interim 2021, due to services used in conjunction with the company’s third-party insurance billing for COVID-19 testing services. Sales and marketing expense increased in this period by $299,675 related primarily to marketing for the COVID-19 testing sites opened in the first quarter of 2022, along with an increase in research and development expense of $349,509 driven by the company refocusing on its research pipeline once the COVID-19 business line was established.

Net Income

The company had other income in Interim 2022 of $349,161 compared to other expenses of $128,484 in Interim 2021. The company’s other income/(expense) primarily consists of $295,775 of noncash grant income related to an equipment use agreement with The Research Foundation for The State University of New York under which rent payments are forgiven for meeting certain performance milestones and $108,013 in other income recorded related to the company’s participation in the Start-Up New York program, offset by $161,317 of interest expense accrued related to the company’s long-term debt obligations.

The company had an income tax expense and deferred income tax expense in Interim 2022 of $2,483,646, compared with income tax expense of $1,010,352 in Interim 2021.

As a result of the foregoing factors, the company had net income of $6,056,393 in Interim 2022 compared with a net loss of $2,462,450 in Interim 2021.

Liquidity and Capital Resources

As of June 30, 2022, the company’s cash and cash equivalents were $24,001,365. Historically, the company financed operations primarily through the issuance of preferred stock, common stock, notes, debt, and research grants. In 2018, the company’s preferred stock was converted into common stock. Beginning in September 2020 and through the first half of calendar year 2022, the company’s revenues related to COVID-19 testing and products. Beginning in July 2021, with the acquisition of two labs, the company began receiving revenues for testing services. Under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) testing services are primarily billed to third-party insurers. With the company’s shift in testing model during the fourth quarter of 2021, there was a delay in collections while the appropriate billing practices were established; accordingly, the company’s accounts receivable (net) decreased by $8,776,707 to $4,875,272 as of June 30, 2022, from $13,651,979 as of December 31, 2021, and cash and cash equivalents increased by $15,885,132 to $24,001,365 as of June 30, 2022, from $8,116,233 as of December 31, 2021.

The company’s current liabilities have decreased as well, specifically royalties payable decreased by $2,876,059 from $3,533,378 as of June 30, 2021, to $657,319 as of June 30, 2022, due to payments made to the Research Foundation and a decline in COVID-19 related revenue from the fourth quarter of 2021 to the second quarter of 2022.  At June 30, 2022, the company had a deferred tax liability of $644,151 of which a liability of $2,283,226 is due to temporary timing differences between tax and book accounting for amortization expense of software as a service, offset by assets of $1,121,190 related to timing of taxation of non-qualified stock options and $589,067 of outstanding net operating loss carryforwards.

On February 18, 2021, the company completed its most recent raise that started in September 2020. The company issued $416,628 in 6% Convertible Notes that mature on August 25, 2025, which had an outstanding balance (including principal and interest) as of June 30, 2022, and December 31, 2021 (including principal and interest) of $449,634 and $437,237, respectively.

The company also has a loan from VEP Biotech Ltd, with a maturity date of October 2023, with an interest rate of 5%, and no required payment of principal or interest until maturity. The outstanding balance as of June 30, 2022, and December 31, 2021 (including principal and interest) were $5,983,052 and $5,837,124, respectively.

The company also obtained an SBA loan in May 2020, with a maturity date of May 2050, an interest rate of 3.75% and payments of $731 beginning in December 2022, which had an outstanding balance as of June 30, 2022, and December 31, 2021 (including principal and interest) of $161,836 and $159,046, respectively.

The company has a line of credit with the borrowing capacity of $1,000,000 from Pathfinder Bank, at an interest rate of the greater of 5.375% or Bank Prime plus 1.125%. The line of credit did not have a balance outstanding at June 30, 2022, and December 31, 2021. The line is secured by all the business assets of the company and certain of the personal assets of Richard Uhlig.

Trends

The company anticipates that COVID-19 testing revenues will continue to make up the majority of its revenue in 2022, with autism diagnostic revenues generated via lab testing and the As You Are virtual platform beginning to generate the majority of the company’s revenue in 2023.

Below describes the company’s current and planned initiatives and our thoughts on them over the next couple of years:

COVID-19 Saliva Testing and Wastewater Surveillance

Beginning in 2020 and continuing into 2022 the company derived predominately all its revenue from COVID-19 related products and services. At the peak of the COVID-19 pandemic, the company operated two CLIA/CLEP laboratories and opened 45 community test sites in conjunction with schools and counties in New York State. Through the second quarter of 2022, the lab continues to process a lower volume of saliva based COVID-19 tests. Due to the reduced volumes, the company closed the lab located in Buffalo, New York in July 2022. It is expected that the remaining lab will continue to perform saliva based COVID-19 testing into 2023. The area of testing that continues to be strong into the second quarter of 2022 and likely beyond is wastewater surveillance testing which the company performs for many college campuses and in communities across New York State, Vermont and Pennsylvania. In addition to the COVID-19 testing, the company has expanded surveillance testing to include additional viruses, including poliovirus and human monkeypox. The company plans to continue to expand the types and quantity of wastewater surveillance performed for the remainder of 2022 and into 2023.

As the testing appetite for the COVID-19 pandemic wanes, the company has shifted its focus back to research, development and commercialization of molecular diagnostics, therapeutics and related products and services.

Autism Spectrum Disorder

Through its work on autism spectrum disorder, the company intends to fill a gap in care existing in the United States as it currently takes on average three years from the time of a parent’s first concern to clinical diagnosis. Early clinical diagnosis is critical: with early diagnosis, children have access to evidence-based therapeutic interventions when they are most effective and with the best likelihood of achieving substantial cognitive gains. To begin to fill this need, during the first half of 2022, the company has implemented a multi-pronged approach to provide an array of diagnostic (e.g., Clarifi ASD and genetic testing) and therapeutic solutions (e.g., As You Are) to children with autism and their families.

Clarifi ASD

Quadrant Laboratories strives to improve diagnostic accuracy and patient access through the research, development, and commercial implementation of novel molecular assays for both clinical and public health applications. Quadrant started 2020 with sales of Clarifi ASD, having recently achieved regulatory approval for this test in 49 states as an LDT offered through a third-party laboratory. However, not long after the company began to introduce Clarifi ASD to pediatric healthcare providers, the world was besieged by the COVID-19 pandemic. Starting in early 2020, the company’s ability to access healthcare providers was greatly restricted by social distancing mandates which, in turn limited its ability to introduce Clarifi ASD to potential customers. In light of these impediments and in deference to the company’s concentration in COVID-19 testing products and services, the company temporarily removed the Clarifi ASD test from the market. However, during that time the company continued to implement its strategy to obtain broad insurance reimbursement for Clarifi ASD. Attaining a unique CPT® PLA code in 2020 was a major step toward this outcome. On Sept 21, 2020, the Centers for Medicare and Medicaid Services (“CMS”) released a preliminary payment rate determination of $1,755 for Clarifi ASD; this rate was finalized and became effective in January 2021. The company is planning to re-validate Clarifi ASD and launch Clarifi ASD as a single lab LDT in all 50 states during the first quarter of 2023.

Genetic Testing

In addition to the Clarifi ASD diagnostic test being developed, the company plans to offer a comprehensive panel of genetic tests built on whole-exome sequencing using saliva samples to increase access to this type of testing. Genetic tests are primarily not to diagnose autism, but to serve as an adjunct after an autism diagnosis to better understand the condition and create a more targeted treatment. The genetic tests are planned to launch via a reference lab in the fourth quarter of 2022 while the company seeks approval for an in-house developed assay through the New York State Department of Health as a Laboratory Developed Test (expected in the first quarter of 2023).

As You Are

During August 2022, the company launched a pediatric virtual clinic branded “As You Are” which specializes in autism diagnosis. The mission of As You Are is to establish a world-class virtual pediatric clinic that dramatically increases access to early autism diagnostic services. The company’s team of specialized pediatricians are providing an evaluation to diagnose in under 4 weeks. Currently, diagnostic services are offered in Alabama, Kentucky, Ohio, Pennsylvania and New Jersey with expansion anticipated into an additional six states by the end of 2022 with growth into all 50 states by the end of 2023.

Autism Analytica

In August 2022, the company founded Autism Analytica LLC (“Austism Analytica”). Autism Analytica is developing an artificial intelligence enabled, clinical decision-support platform for key use cases in autism diagnosis and patient management. Tools developed by Autuism Analytica are expected to aid in early identification of autism, predicting patient outcomes and tailoring intervention strategies to specific needs of the child, and patient progress monitoring.

Behavioral Health Services

To complement the work of Quadrant Laboratories and As You Are, Quadrant Biosciences acquired Frazier Behavioral Health effective April 1, 2022. FBH is a behavioral health clinic providing evidence-based therapies, consultation services and training in social behavior techniques and intervention strategies for children and adults with autism, ADD/ADHD, and other developmental conditions. To best meet each child’s needs, wraparound clinical care is provided in the following areas: psychological services, behavioral services (i.e., Applied Behavioral Analysis therapy), speech and language therapy, sensory and daily living skills services and medication management. These disciplines are supplemented by FBH with school educational services and community inclusion. Currently, FBH is located in Cleveland, Ohio. The global autism spectrum disorder treatment market is projected to grow from $1.93 billion in 2022 to $3.17 billion by 2029, at a compound annual growth rate of 7.4%. As such, during 2023 it is anticipated that FBH will expand to other major cities in Ohio including Columbus, Cincinnati, Dayton and Akron through 2023 and beyond Ohio beginning in 2024.

Other Initiatives

Outside of the work focused on autism the company continues to build its research pipeline. This work includes the exploration of ways to further monetize existing products and processes. The company remains actively engaged in ongoing clinical research to develop a molecular diagnostic aid for mild traumatic brain injuries (mTBI); this work leverages the proprietary methods and intellectual property developed for Clarifi ASD. For mTBI certain saliva-based biomarkers show promise for identifying the injury while others predict which patients will have persistent post concussion symptoms. In September of 2020, the company received a $2.3 million Small Business Technology Transfer (“STTR”) grant from the National Institute of Health (“NIH”) related to this project, with the second phase of the grant anticipated to begin in 2023. The company anticipates launching a laboratory developed test in mid-2023.

ITEM 2.	OTHER INFORMATION

None.

ITEM 3.	financial STATEMENTS

QUADRANT BIOSCIENCES INC.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

6-Months Ended

June 30, 2022 and 2021

and Balance Sheet as December 31, 2021

QUADRANT BIOSCIENCES INC.

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS

	June 30, 2022	December 31,
	(Unaudited)	2021
Current Assets:
Cash and cash equivalents	$24,001,365	$8,116,233
Accounts receivable, net	4,875,272	13,651,979
Prepaid expenses	3,118,199	3,367,754
Other current assets	1,528,797	1,211,193
Inventories	311,827	472,128
Total Current Assets	33,835,460	26,819,287

Furniture and Equipment:
Furniture & equipment	1,191,504	1,056,661
Less: accumulated depreciation	168,613	82,133
Total Furniture and Equipment	1,022,891	974,528

Other Assets:
Deferred tax asset	-	1,564,598
Right-of-use lease asset	797,156	875,950
Goodwill	150,000	-
Software as service	11,642,342	10,187,392
Less: accumulated amortization	2,194,050	2,194,050
Total Other Assets	10,395,448	10,433,890

Total Assets	$45,253,799	$38,227,705

The accompanying notes are an integral part of the consolidated financial statements.

LIABILITIES AND STOCKHOLDERS’ EQUITY

	June 30, 2022	December 31,
	(Unaudited)	2021
Current Liabilities:
Accounts payable	$1,910,371	$809,495
Royalty payable	657,319	3,533,378
Contract liabilities	1,010,044	1,910,078
Current portion lease liability	295,753	289,756
Accrued payroll and related liabilities	833,295	229,911
Federal tax payable	219,686	131,518
Accrued liabilities	464,986	483,040
Current portion of long-term debt	731	5,848
Total Current Liabilities	5,392,185	7,393,024

Long-Term Liabilities:
Deferred tax liability	644,151	-
Lease liability, net of current portion	528,971	588,963
Convertible debt	449,634	437,237
Notes payable, net of current portion	6,144,157	5,990,322
Total Long-Term Liabilities	7,766,913	7,016,522

Stockholders’ Equity:
Common stock, par value $0.0001 per share, 125,000,000 shares authorized, 89,002,860 and 88,992,860 issued and outstanding, respectively	8,901	8,900
Additional paid in capital	32,152,256	29,932,108
Accumulated deficit	(66,456)	(6,122,849)
Total Stockholders’ Equity	32,094,701	23,818,159

Total Liabilities and Stockholders’ Equity	$45,253,799	$38,227,705

QUADRANT BIOSCIENCES INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

For the 6-Months Ended June 30,

	2022	2021
Revenues:
Product sales, net	$5,609,087	$23,720,085
Behavioral health services	43,653	-
Product assembly	-	1,656,340
Testing services	26,473,522	2,332,965
Other revenue	189,676	55,840
Total Revenues	32,315,938	27,765,230
Cost of Products Sold	12,922,806	19,754,890
Gross Profit	19,393,132	8,010,340
Sales and Marketing Expenses	371,522	71,847
Research and Development Costs	409,092	59,583
Selling and Administrative Expenses:
Charitable contributions	28,122	12,875
Depreciation and amortization	86,481	10,387
Employee benefits and taxes	1,054,081	403,213
Office expenses	704,977	321,275
Other expenses	627,518	223,087
Professional fees	1,725,622	269,923
Salaries and wages	3,942,469	1,369,358
Stock option compensation	2,252,370	1,667,506
Total Selling and Administrative Expenses	10,421,640	4,277,624
Income from Operations	8,190,878	3,601,286
Other Income (Expenses):
Other income	510,476	23,451
Interest income	2	1,698
Interest expense	(161,317)	(153,633)
Total Other Income (Expenses)	349,161	(128,484)
Net Income Before Income Tax	8,540,039	3,472,802
Deferred Income Tax Expense	(2,208,749)	(1,010,352)
Income Tax Expense	(274,897)	-
Net Income	$6,056,393	$2,462,450

Per share data:
Basic income, per common share	$0.07	$0.03
Diluted income, per common share	0.05	0.02
Shares used in computing net income per common share:
Basic	89,002,860	88,961,824
Diluted	110,948,310	104,317,699

The accompanying notes are an integral part of the consolidated financial statements.

QUADRANT BIOSCIENCES INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(UNAUDITED)

6-Months Ended June 30, 2022 and 2021

	Common Shares	Common Stock Par Value	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2021	88,955,194	$8,896	$26,808,240	$(18,370,656)	$8,446,480

Exercised stock options ($0.003 per share)	10,000	1	31	-	32
Stock option compensation	-	-	1,667,506	-	1,667,506
Stock issuance costs	-	-	(35,778)	-	(35,778)
Net income	-	-	-	2,462,450	2,462,450

Balance, June 30,2021	88,965,194	$8,897	$28,439,999	$(15,908,206)	$12,540,690

Balance, January 1, 2022	88,992,860	$8,900	$29,932,108	$(6,122,849)	$23,818,159

Exercised stock options ($0.003 per share)	10,000	1	31	-	32
Stock option compensation	-	-	2,252,370	-	2,252,370
Stock issuance costs	-	-	(32,253)	-	(32,253)
Net income	-	-	-	6,056,393	6,056,393

Balance, June 30, 2022	89,002,860	$8,901	$32,152,256	$(66,456)	$32,094,701

The accompanying notes are an integral part of the consolidated financial statements.

QUADRANT BIOSCIENCES INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

6-Months Ended June 30,

	2022	2021
Cash Flows from Operating Activities:
Net income	$6,056,393	$2,462,450
Adjustments to reconcile net income to net cash provided by (used in) by operating activities:
Depreciation and amortization	86,481	333,098
Employee stock option compensation	2,252,370	1,667,506
Deferred tax benefit	1,564,598	994,202
Changes in income tax credit receivable	-	222,667
Changes in accounts receivable	8,776,707	(2,739,114)
Changes in accounts payable	1,100,876	1,963,638
Changes in royalty payable	(2,876,059)	4,087,448
Changes in contract liabilities	(900,034)	4,326,837
Changes in accrued interest	161,115	152,391
Changes in inventories	160,301	(4,871,034)
Changes in right-of-use lease asset	78,794	(97,748)
Changes in lease liability	(53,995)	94,938
Changes in prepaid expenses and other current assets	(68,049)	(29,077)
Changes in accrued payroll and related liabilities	603,384	(547,574)
Changes in deferred tax liability	644,151	-
Changes in income taxes payable	88,168	-
Changes in accrued liabilities	(18,054)	(21,026)
Cash Provided by Operating Activities	17,657,147	7,999,602
Cash Flows from Investing Activities:
Cash paid for purchases of fixed assets	(134,844)	(162,895)
Cash paid for goodwill	(150,000)	-
Payments of software development costs	(1,454,950)	(650,791)
Cash Used in Investing Activities	(1,739,794)	(813,686)
Cash Flows from Financing Activities:
Proceeds from convertible debt	-	415,528
Repayment from line of credit	-	(403,996)
Proceeds from sale of stock and exercise of options, net of issuance costs	(32,221)	(35,746)
Cash Used In Financing Activities	(32,221)	(24,214)

Net Change in Cash	15,885,132	7,161,702

The accompanying notes are an integral part of the consolidated financial statements.

QUADRANT BIOSCIENCES INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

6-Months Ended June 30,

	2022	2021
Net Change in Cash	15,885,132	7,161,702

Cash, beginning of period	8,116,233	9,743,455

Cash, end of period	$24,001,365	$16,905,157

Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for:
Interest	$-	$4,025
Income taxes	164,500	14,626

The accompanying notes are an integral part of the consolidated financial statements.

QUADRANT BIOSCIENCES INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6-Months June 30, 2022 and 2021

A.	Summary of Significant Accounting Policies:

1.	Quadrant Biosciences Inc. (“the Company” or ”Quadrant”) is an epigenetic diagnostic company with a focus on the early detection of neurological disorders and other large-scale health issues. The Company operates primarily in the United States. Markets served include the healthcare and educational institution fields.

The Company’s commercial technology results from the translation of basic science developed by the company and in conjunction with academic partners.

Quadrant Biosciences Inc. is the parent company and owns 100% of its subsidiaries, Motion Intelligence LLC, Quadrant Epigenetics LLC, Quadrant IP Holdings LLC, Quadrant Vision Technologies LLC, Quadrant Viral Testing LLC, Quadrant Biosciences Canada Ltd, Quadrant Laboratories LLC, Autism Analytics LLC, Frazier Behavioral Health LLC, Quadrant Behavioral Staffing LLC, Quadrant Behavioral Care Management LLC, Quadrant Virtual Care Management LLC, and Quadrant Medical Staffing LLC.

Motion Intelligence LLC is a wholly owned subsidiary which sold ClearEdge toolkits to end users utilizing distributors and agents.

Quadrant Epigenetics LLC is a wholly owned subsidiary which will record revenue from epigenetic activities.

Quadrant IP Holdings LLC is a wholly owned subsidiary which houses the Company’s patents.

Quadrant Vision Technologies LLC is a wholly owned subsidiary created to partner with a health provider.

Quadrant Viral Testing LLC is a wholly owned subsidiary created to sell wastewater testing services and the Clarifi COVID-19 individual test kits to CLIA approved laboratories.

Quadrant Biosciences Canada Ltd is a wholly owned subsidiary created to pay an employee residing in Canada.

Quadrant Laboratories LLC is a wholly owned subsidiary, which operates clinical laboratories for diagnostic medical testing and related commercial activities. On July 1, 2021, Quadrant Laboratories LLC received its Clinical Laboratory Improvement Amendments (“CLIA”) Certificate of Accreditation and NY State Department of Health Clinical Laboratory Evaluation Program (“CLEP”) permits for its two laboratories located in Syracuse and Buffalo, New York. These laboratories will be performing all of the Company’s COVID-19 testing going forward along with any future tests that the Company develops or other third-party tests it decides to perform.

Autism Analytica LLC is a wholly owned subsidiary created to house certain research and development projects related to autism diagnostics. Operations of Autism Analytica LLC began after June 30, 2022.

Frazier Behavioral Health LLC is a wholly owned subsidiary, which provides evidence-based therapies, consultation services and training in social behavior techniques and intervention strategies for children and adults with autism, ADD/ADHD, and other developmental conditions. Quadrant Biosciences Inc purchased Frazier Behavioral Health LLC through a Membership Interest and Purchase Agreement effective April 1, 2022. Quadrant Behavioral Staffing LLC and Quadrant Behavioral Care Management LLC were created to operate in conjunction with Frazier Behavioral Health LLC. Operations of Quadrant Behavioral Staffing LLC and Quadrant Behavioral Care Management LLC have not commenced.

During 2022, Quadrant started building a virtual telemedicine clinic focused on diagnosing autism spectrum disorder in children. Quadrant assisted in the creation of several professional corporations to render professional services to the virtual clinic, in addition to the creation of Quadrant Medical Staffing LLC, a wholly owned subsidiary that renders professional services to patients in those states that do not prohibit the corporate practice of medicine. Quadrant Virtual Care Management LLC is a wholly owned subsidiary created to provide management services to the professional corporations described above. In particular, Quadrant Virtual Care Management LLC provides management services to As You Are Physicians PC, which employs physicians and lease those physicians to the billing entities. Those billing entities are Quadrant PA Virtual Care PC incorporated in Pennsylvania, and Quadrant NJ Virtual Care PC incorporated in New Jersey. Through June 30, 2022, there has been no revenue generated through the virtual care clinic as it launched August 1, 2022 under the branding “As You Are.” At the time of the launch, the virtual clinic was able to serve patients in Alabama, Kentucky, New Jersey, Ohio and Pennsylvania.

2.	Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Motion Intelligence LLC, Quadrant Epigenetics LLC, Quadrant IP Holdings LLC, Quadrant Vision Technologies LLC, Quadrant Viral Testing LLC, Quadrant Biosciences Canada Ltd, Quadrant Laboratories LLC, Autism Analytics LLC, Frazier Behavioral Health LLC, Quadrant Behavioral Staffing LLC, Quadrant Behavioral Care Management LLC, Quadrant Virtual Care Management LLC, and Quadrant Medical Staffing LLC as well as As You Are Physicians PC, Quadrant PA Virtual Care PC, and Quadrant NJ Virtual Care PC, which Quadrant exercises financial or management control over. All intercompany balances and transactions have been eliminated in consolidation.

3.	Cash – For the purposes of cash flow disclosures, cash is defined as cash deposited in financial institutions and any investments that mature within three months or less from the initial purchase date.

4.	Furniture and Equipment – Furniture and equipment acquisitions are recorded at cost. Depreciation is computed using the straight-line method based on the expected useful lives of the assets, which range from 5 to 7 years. The Company has $7,204 in laboratory equipment received, but not in service as of June 30, 2022. Expenditures for repairs and maintenance are charged to expense as incurred, whereas major betterments are capitalized. Depreciation expense is included in selling and administrative expenses. Depreciation expense for the 6-months ended June 30, 2022 and 2021 was $86,481 and $10,387, respectively.

5.	Inventories – Inventories consist of raw materials and supplies, and are stated at the lower of cost or market using the average cost method or net realizable value. Net realizable value is determined as the estimated selling price in the normal course of business minus the cost of completion, disposal and transportation.

6.	Accrued Vacation – Employees are eligible to receive paid vacation time based on years of service. The vacation policy is a use it or lose it policy.

7.	Royalty Payable – The Company has an exclusive license with The Research Foundation for The State University of New York (the Foundation) for a COVID-19 Saliva Diagnostic. The Company paid to the Foundation a royalty of 50% of all net income as defined in the agreement through June 30, 2021. Under this agreement income is defined as COVID-19 related gross revenue received by the Company and its affiliates from third party customers, less, sales tax or duties actually paid, transportation costs actually paid, amounts credited or returned, cost of goods sold, commissions paid to sales representatives, patent costs paid by the Company, and product liability insurance premiums covering the licensed product. Effective July 1, 2021, the Company shall pay to the Foundation a royalty on COVID-19 related net sales at 10% for the quarter beginning July 1, 2021, through December 31, 2021 and decreasing by 2% until it reaches 6% for the period beginning July 1, 2022 through termination of the agreement, with certain specific exclusions. As of June 30, 2022, and December 31, 2021 the amount owed for royalty payments was $657,319 and $3,533,378, respectively. Royalty expense is included in cost of products sold. For the 6-months ended June 30, 2022 and 2021 the expense was $2,641,783 and $4,946,062, respectively.

8.	Income Taxes – The Company accounts for income taxes under FASB ASC 740-10. Deferred tax assets and liabilities are based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which are anticipated to be in effect when these differences reverse. The deferred tax provision is the result of the net change in the deferred tax assets and liabilities. A valuation allowance is established when it is necessary to reduce deferred tax assets to amounts expected to be realized. See Note G.

The Company follows FASB ASC 740-10, which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, it provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company will include interest on income tax liabilities in interest expense and penalties in operations if such amounts arise. The Company determined it has no uncertain tax positions and therefore no amounts are recorded.

Commencing on July 24, 2015, the Company is a certified Start-Up New York business. As such the Company is exempt from New York franchise tax for 10 years due to their Start-Up New York locations.

9.	Research and Development Expenditures – Research and development expenditures of $409,092 and $59,583 for the 6-months ended June 30, 2022 and 2021, respectively, were expensed as incurred.

10.	Accounts Receivable – Accounts receivable are recorded at the invoiced amount less certain price concessions and do not bear interest. The Company’s accounts receivable is bifurcated between direct customers and third-party payers.

Direct customers represent the portion of the Company’s revenue and accounts receivable related to employers, schools and other entities where payment is received directly from the entity ordering the product or service. Accounts receivable for customers are recorded at the invoiced amount. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company reviews its allowance for doubtful accounts on an ongoing basis. Past due balances for client payers are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There has been no allowance established for potential losses on direct customer accounts receivable.

Third-party payers represent the portion of the Company’s revenue and accounts receivable related to Medicare, Medicaid, and commercial insurance companies. Third-party payer revenue and accounts receivable is recorded net of explicit and implicit price concessions which are based on healthcare industry trends and regulations, current economic conditions, and aging of accounts. The Company reviews its allowances for the explicit and implicit price concessions on an ongoing basis. The Company has contracted with a medical billing company that provides billing services for the laboratories and another medical billing company that provides billing services for behavioral health services.

The Company does not have any off-balance-sheet credit exposure related to its customers.

11.	Prepaid Expenses – Prepaid expenses primarily consist of prepaid expenses related to various insurances and agreements over a period of time. In 2021 the Company entered into a research support agreement under which the contracting entity will use its best efforts to recruit and coordinate participation in a study for the Company. In exchange the Company provided prepaid research funding of $3,100,000 during the fourth quarter of 2021 and will provide up to an additional $3,097,000 through October 31, 2023, based on certain participation milestones being met. During the 6-months ending June 30, 2022, the Company capitalized as software $221,455 of the prepaid research funding recorded based on the number of participants enrolled in the study.

12.	Other Current Assets – Other current assets represent the capitalization of potentially useful scrap materials.

13.	Concentration of Business Risk – In 2021, all of the Company’s Clarifi ASD inventory was purchased by two vendors. There is no Clarifi ASD inventory recorded at June 30, 2022. For the 6-months ended June 30, 2022 and 2021 16% and 99%, respectively, of inventory related to the Clarifi COVID-19 and wastewater services were purchases from a single vendor.

For the 6-months ended June 30, 2022 100% of lab testing revenue of $1,468,792 was to one customer. For the 6-months ended June 30, 2021, 97% of test kit sales of $23,385,657 and 100% of product assembly services of $1,656,340 were to that same customer, refer to Note B.

14.	Advertising and Promotion – The Company expenses all advertising costs. Advertising expenses totaled $259,041 and $35,787 for the 6-months ended June 30, 2022 and 2021, respectively.

15.	Sales Tax – Certain states impose a sales tax on the Company’s sales to nonexempt customers. The Company collects the required sales tax from customers and remits the entire amount to the respective states. The Company’s policy is to exclude the tax collected and remitted from revenues and expenses and record a liability for the tax at the time of invoicing.

16.	Stock-Based Compensation – The Company accounts for stock options under the provisions of ASC 718 Stock Compensation. For options granted in 2022 and 2021, compensation expense is recognized over the requisite service periods of the option agreements based on their fair value computed under Black-Scholes option-pricing model. See Note F.

17.	Estimates and Assumptions – Management of the Company uses estimates and assumptions in preparing consolidated financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

18.	Shipping Costs – Shipping costs that are non-reimbursable are included in cost of goods sold.

19.	Grant Revenue – The Company evaluates terms and conditions of individual grants to determine whether they meet the characteristics of an exchange transaction or a nonexchange transaction. Revenue from grants that are determined to be exchange transactions are recognized according to ASC 606. Revenue from grants that are nonexchange transactions are recognized over the period of performance, to match the revenue with the related expenses in a systematic manner. For the 6-months ended June 30, 2022 and 2021, the Company recognized revenue within other revenue on a grant from National Institute of Mental Health (NIH), which was classified as a nonexchange transaction, of $189,676 and $55,840, respectively.

During the fourth quarter of 2021, the Company entered an equipment use agreement with The Foundation, acting on behalf of the University at Buffalo. This equipment use agreement provides that the Foundation will contribute resources to the Company valued at up to $500,000 by way of a grant with ownership of the equipment transferring to the Company at the end of the agreement period, provided the Company meets certain performance milestones. The monthly payments due under the agreement will be deferred and forgiven for meeting performance milestones. Under the agreement, $492,120 of equipment was recorded in furniture and equipment during 2021. As of June 30, 2022 the performance milestones have been met and the entire liability has been forgiven. As neither the acquisition of the equipment nor the corresponding liability represented a source or use of cash, these activities have been excluded from the consolidated statements of cash flows.

20.	Earnings Per Share – The Company presents basic earnings per share (“EPS”), computed based on the weighted average number of common shares outstanding for the period, and when applicable diluted EPS, which gives the effect to all dilutive potential shares outstanding (i.e. options, convertible debt) during the period after restatement for any stock dividends. Income or loss used in the EPS calculation is net income or loss for each year. There are outstanding dilutive stock options and convertible debt for the 6-months ended June 30, 2022 and 2021, of 21,945,450 and 15,355,875, respectively.

The following table illustrates the computation of basic and diluted EPS for the 6-months ended June 30, 2022, and 2021.

	For the Period Ended June 30, 2022
	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount
Income from continuing operations	$6,056,393
Basic EPS
Income available to common stockholders	6,056,393	89,002,860	$0.07
Effect of Dilutive Securities
Common stock options		21,920,018
Convertible debt		25,432
Diluted EPS
Income available to common stockholders and assumed conversions	$6,056,393	110,948,310	$0.05

	For the Period Ended June 30, 2021
	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount
Income from continuing operations	$2,462,450
Basic EPS
Income available to common stockholders	2,462,450	88,961,824	$0.03
Effect of Dilutive Securities
Common stock options		15,327,566
Convertible debt		28,309
Diluted EPS
Income available to common stockholders and assumed conversions	$2,462,450	104,317,699	$0.02

21.	Impairment of Long-Lived Assets – The carrying values of long-lived assets other than goodwill are generally evaluated for impairment only if events or changes in facts and circumstances indicate that carrying values may not be recoverable. Any impairment determined would be recorded in the current period and would be measured by comparing the fair value of the related asset to its carrying value. Fair value is generally determined by identifying estimated undiscounted cash flows to be generated by those assets. No impairment was recorded for the 6-months ended June 30, 2022 and 2021.

22.	Software – In accordance with authoritative accounting guidance, costs related to the development of internal use software are evaluated based upon the development stage of the software and expensed or capitalized based upon this evaluation.

Expenses are reviewed on a quarterly basis for inclusion in the software as service capitalization and include but are not limited to software, software subscriptions, consultants, testing materials, sponsored research, legal fees, and salaries for employees based on estimations of time spent in development, design, testing, or otherwise supporting the software as service projects. The capitalized costs are amortized over the estimated lives of the products, which is generally three years. See Note E.

23.	Leases – The Company has recognized right-of-use assets and lease liabilities resulting from operating and finance leases where the Company is the lessee, as described in Note C. The Company has made an accounting policy election to not recognize lease assets and lease liabilities for leases with a term of 12 months or less unless the company has the ability and intent to extend the lease beyond a 12-month term.

24.	Revenue from Contracts with Customers – All of the Company’s revenue from contracts with customers are in the scope of ASC 606 and are included in revenues on the Consolidated Statements of Income. Revenue is measured based on consideration specified in a contract with a customer, less any explicit or implicit price concessions. The Company recognizes revenue when it satisfies a performance obligation by transferring control of a product or service to a customer. No incremental contract costs are incurred in obtaining contracts.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transactions, that are collected by the Company from a customer, are excluded from revenue. See Note B.

25.	Related Party Transactions – The Company did not have any significant related party transactions for the 6-months ended June 30, 2022 and 2021.

B.            Revenue from Contracts with Customers:

Performance Obligations and Significant Judgments

The following is a description of the Company’s performance obligations from contracts with customers accounted for under ASC 606:

Testing services – Testing services consist of diagnostic tests and assessments performed by the Company using its Clarifi COVID-19 Saliva Test in its CLIA and CLEP laboratories and its ClearEdge technology. The Company recognizes revenue at the time the service is provided. Third-party payers being billed for certain COVID-19 tests are billed once the testing service is complete. Other customers at times prepay for testing services. ClearEdge customers prepay for testing services by purchasing credits to be redeemed for future testing services. The revenues are deferred in contract liabilities on the Consolidated Balance Sheet and recognized as testing services revenue at the time of performance.

Clarifi ASD tests – In 2019, the Company launched Clarifi, a new clinically-validated saliva test aiding in the diagnosis of autism spectrum disorder. The Company recognizes revenue at the time the test results are delivered to the customer. Customers prepay for the test upon submitting the saliva sample. The payments are deferred in contract liabilities on the Consolidated Balance Sheet and recognized in net product sales at the time of performance. In 2021, Clarifi ASD tests were temporarily removed from the market due to the Company’s concentration in COVID-19 testing products and services.

Wastewater testing – In 2020, the Company began offering testing services to analyze wastewater across New York State for the COVID-19 virus. The Company recognizes revenue in net product sales at the time the test results are delivered to the customer. Customers are invoiced for these services upon delivery of test results and recorded in accounts receivable until payment is received.

Clarifi COVID-19 test kit sales – In 2020, the Company, along with SUNY Upstate, developed a saliva test to detect the COVID-19 virus. The Company recognizes revenue at the time the test kits are shipped to the customer. Customers pay for the test kits at the time of order. The payments are deferred in contract liabilities on the Consolidated Balance Sheet and recognized in net product sales at the time of performance. For test kits sold to camps, counties, and private businesses a portion of revenue is recognized when the swabs are shipped with the remaining revenue being recognized as test results are delivered.

Third-party COVID testing revenue – In 2021, the Company began performing certain COVID-19 laboratory testing services that in accordance with the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) are billed to third-party insurers. Under the CARES Act if an individual is uninsured Quadrant will bill and receive reimbursement as administered through Health Resources and Services Administration (HRSA). HRSA stopped accepting claims for testing on March 22, 2022. The third-party payers are billed at the Company's established list price and revenue is recorded net of contractual discounts. The Company’s sales are recorded based upon reimbursement amounts as required under the CARES Act and historical reimbursement experience. In addition to contractual discounts, other adjustments including anticipated payer denials are considered when determining revenue. Any remaining adjustments to revenue are recorded at the time of final collection and settlement. These adjustments are not material to the Company’s results of operations in the 6-months ending June 30, 2022.

Product assembly services – At times, the Company provides assembly services for Clarifi COVID-19 test kits for a separate fee. The Company recognizes revenue in product assembly revenue at the time the test kits are shipped to the customer. Customers are invoiced for these services upon shipment of test kits and recorded in accounts receivable until payment is received.

Behavioral health services – In 2022, through the acquisition of Frazier Behavioral Health LLC the Company began providing behavioral health services including therapies, consultation services and training in social behavior techniques and intervention strategies for children and adults with autism, ADD/ADHD, and other developmental conditions. The Company’s behavioral health service revenues are recorded based upon historical reimbursement experience. In addition to contractual discounts, other adjustments including anticipated payer denials are considered when determining revenue. Any remaining adjustments to revenue are recorded at the time of final collection and settlement. These adjustments are not material to the Company’s results of operations in the 6-months ending June 30, 2022.

Disaggregation of Revenues

The following table presents the Company’s sources of net revenues, disaggregated by major product and service lines, and timing of revenue recognition for the 6-months ended June 30,

Major products/service lines	6/30/2022	6/30/2021
Third-party COVID testing revenue	$25,004,730	$-
Clarifi COVID-19 test kit sales	5,070,797	23,385,657
Lab testing revenue	1,468,792	2,321,440
Wastewater testing	538,290	333,439
Behavioral health services	43,653	-
Product assembly services	-	1,656,340
ClearEdge and ASD	-	12,514
	$32,126,262	$27,709,390

All revenue is recognized at a point in time.

Contract Balances

The following table provides information about receivables and contract liabilities from contracts with customers

	6/30/2022	12/31/2021
Receivables, which are included in "Accounts receivable"	$4,875,270	$13,651,979
Contract liabilities	1,010,044	1,910,078

Full payment on test kits is due at the time of shipment, unless specified within the contract, full payment on wastewater tests is due at the time of delivery of test results, and full payment on product assembly services is due at the time of shipment of test kits. Receivables represent the Company’s unconditional rights to such consideration.

Contract liabilities represent advance consideration received from customers related to Clarifi COVID-19 test kit sales. Certain lab testing is typically included with the sale of COVID-19 test kits and the revenue allocated to the lab testing performance obligation is recognized by the Company when the testing is completed. Additionally, at times customers prepay for return shipping of the Clarifi COVID-19 tests and the Company recognizes the related revenue when shipping occurs.

Significant changes in the contract liabilities balances during the periods ended are as follows:

	6/30/2022	12/31/2021
Revenue recognized that was included in the contract liability balance at the beginning of the period	$(2,570,384)	$(7,642,227)
Increases due to cash received, excluding amounts recognized as revenue during the period	1,670,350	1,910,078

Allocation of Transaction Price to Remaining Performance Obligations

Estimated revenues expected to be recognized in the future relating to performance obligations that are unsatisfied (or partially satisfied) as of June 30, 2022 and December 31, 2021 are $1,010,044 and $1,910,078 respectively. Unsatisfied (or partially satisfied) performance obligations mainly consist of prepayments for Clarifi COVID-19 test kits. The Company expects to recognize all the revenue from the remaining performance obligations as of June 30, 2022 and December 31, 2021 in 2022.

C.	Lease Commitments:

The Company has entered into a number of lease arrangements. Specifically, operating leases for office space have been entered into in Syracuse and Buffalo, NY and San Antonio, TX during the periods. A finance lease has been entered into for equipment in Syracuse, NY.

The Company has elected the practical expedient related to short term leases for office space rentals. One of the Company’s office space leases include optional renewal periods. The Company considers the renewal reasonably certain of being exercised.

The provisions of the Company’s leases include both fixed rental payments and lease payments that increase at pre-determined dates. The Company has elected the practical expedient not to separate lease and non-lease components for all leases.

During the 6-months ended June 30, 2022 and 2021, rent expenses were recognized associated with operating and finance leases as fixed rent expense of $172,394 and $78,891, respectively.

Amounts recognized as right-of-use assets related to operating and finance leases are included in other assets, while related lease liabilities are shown as current liabilities and long-term liabilities. As of June 30, 2022 and December 31, 2021, right-of-use assets and lease liabilities relating to leases were as follows:

	6/30/2022	12/31/2021
Operating lease right-of-use assets	$523,911	$560,667
Finance lease right-of-use assets	273,245	315,283
Operating and finance lease liabilities:
Current portion of operating lease	215,709	211,944
Current portion of finance lease	80,044	77,812
Operating lease liability, net of current	323,616	343,019
Finance lease liability, net of current	205,356	245,944

During the 6-months ended June 30, 2022 and 2021, the Company had the following cash and non-cash activities associated with operating and finance leases:

	6/30/2022	6/30/2021
Cash paid for amounts included in the measurement of lease liabilities-
Operating cash flows:
from operating leases	$117,977	$74,838
from finance leases	47,084	-
Additions to right-of-use assets obtained from:
New operating lease liabilities	-	-
New finance lease liabilities	-	-

The future minimum annual payments due under operating and finance leases as of June 30, 2022 are as follows:

	Operating	Financing
2022	$131,184	$47,084
2023	178,652	94,167
2024	161,060	94,167
2025	93,952	78,473
2026	-	-
	$564,848	$313,891

Amortization of finance lease right-of-use assets was $42,038 for the 6-months ended June 30, 2022. There were no finance leases recorded at June 30, 2021.

As of June 30, 2022, and 2021, the weighted-average remaining lease term for all operating leases is 2.77 and 1.47 years, respectively. As of June 30, 2022, the weighted-average remaining lease term for the finance lease is 3.33 years.

When the Company does not have access to the rate implicit in the lease, the incremental borrowing rate is utilized as the discount rate. The weighted-average discount rate associated with operating leases as of June 30, 2022 and 2021 is 3.25% and 3.44%, respectively. The weighted average discount rate associated with the finance lease as of June 30, 2022 is 5.67%.

D.	Inventories:

Inventories consisted of the following:

	6/30/2022	12/31/2021
Clarifi COVID-19
Testing supplies	$300,967	$457,441
Inventory in transit	-	-
Wastewater
Testing supplies	10,860	14,687
	$311,827	$472,128

E.	Software as Service:

The Company capitalized software costs of $1,454,950 and $650,791 for the 6-months ended June 30, 2022 and 2021, respectively.

The Company amortized $322,711 of capitalized costs for the 6-months ended June 30, 2021. There was no amortization of capitalized software costs for the 6-months ended June 30, 2022. The Company has software development costs of $7,342,439 for which amortization has not started as the software has not yet been placed in service as of June 30, 2022. Amortization expense is included in cost of goods sold. There will be no amortization of capitalized software costs until software is placed into service or back into service.

F.	Stock Option Plan:

Under the Company’s 2016 Equity Incentive Plan (the Plan), the Company, at the discretion of the board of directors, may issue stock awards for shares of the Company’s common stock. The board may, in its discretion, determine restrictions and conditions on the exercisability of the stock options and stock purchase rights. No option shall be exercisable after expiration of ten years from the date it was granted. Shares issued for exercised options are newly-issued from shares authorized. 34,000,000 common stock options have been authorized for the Plan.

The price of common stock covered by any option granted under the Plan shall be determined by the board at the time such option is granted, provided, however, that in the case of incentive stock options the option price shall not be less than the fair market value of the common stock on the date granted. No options have been granted for less than 100% of the fair market value of common shares at the date of option grant. Vesting periods for these awards generally range from under one year to three years. The fair value of the awards is determined and fixed on the grant date based on the Company’s most recent stock valuation report. The stock valuation report is a IRS Code Section 409A estimation of fair value report prepared by a qualified outside party. The traditional valuation techniques and methodologies used in determining the fair market value include market, income and cost valuation approaches. Changes in the assumptions made in the valuation may contribute to significant changes in the fair market value of the underlying stock during the period. This estimation of fair value is considered highly complex and subjective.

The Company’s calculation for the stock awards under its stock-based compensation arrangements was made using the Black-Scholes model with the following assumptions:

	6/30/2022	6/30/2021
Dividend yield	0%	0%
Volatility	60.00%	60.00%
Discount rate	1.51%	0.27%
Expected life	5.77	5.77
Fair value of common stock per share	$4.42	$3.00
Expected rate of forfeitures	0.00%	0.00%

Management’s policy is to account for forfeitures as they occur.

A summary of the status of the Company’s stock option plan as of June 30, 2022 and 2021 is presented below:

Fixed Options	Shares	Average
December 31, 2020	29,089,600	$0.824
Granted	575,000	3.000
Forfeited	(1,810,266)	0.437
Exercised	(10,000)	0.003
June 30, 2021	27,844,334	0.824

December 31, 2021	27,387,051	0.873
Forfeited	(105,000)	2.667
Exercised	(10,000)	0.003
Granted	2,212,781	4.420
June 30, 2022	29,484,832	1.133

Exerciseable:
June 30, 2022	24,899,196

The weighted-average grant-date fair value of options granted during the 6-months ended June 30, 2022 and 2021, was $2.43 and $1.60.

A summary of the status of the Company’s nonvested shares as of June 30, 2022 and the changes during the 6-months then ended is presented below.

		Weighted
		Average
		Grant-Date
Nonvested shares	Shares	Fair Value
Nonvested at January 1, 2022	4,917,379	$1.26
Granted	2,212,781	2.43
Vested	(2,347,189)	1.09
Forfeited	(105,000)	1.28
Nonvested at June 30, 2022	4,677,971	$1.92

Total compensation cost related to nonvested awards not yet recognized is $7,378,167 as of June 30, 2022. It is expected to be recognized over the weighted-average period of 1.49 years. Stock option compensation of $2,252,370 and $1,667,506 was recognized for the periods ending June 30, 2022 and 2021, respectively.

G.            Income Taxes:

The components of the expense for income taxes in the accompanying Consolidated Statements of Income are as follows:

	6/30/2022	06/30/2021
Current:
Federal	$(252,668)	$-
State	(22,229)	-
	(274,897)	-
Deferred:
Federal	(1,643,009)	(710,989)
State	(565,740)	(299,363)
	(2,208,749)	(1,010,352)
Tax expense	$(2,483,646)	$(1,010,352)

The components of the expense (benefit) for income taxes differs from the amount that would result from applying the federal statutory rate for the 6-months ended June 30, 2022 and 2021 are as follows:

	6/30/2022		06/30/2021
	Amount	%	Amount	%
Statutory tax rate	$2,160,630	25.3%	$623,000	25.3%
Permanent differences	323,016	3.8%	387,352	15.7%
	$2,483,646	29.1%	$1,010,352	41.0%

The temporary differences which give rise to deferred tax assets and (liabilities) at June 30, 2022 and December 31, 2021 are as follows:

	6/30/2022	12/31/2021
Accelerated depreciation	$(102,086)	$(112,353)
Other assets	(2,275,480)	(2,241,065)
Charitable contribution carryovers	23,158	91,556
Stock option compensation	1,121,190	895,468
Research and development tax credit carryforward	-	20,103
NOL carryforward	589,067	2,910,889
Net deferred tax position	$(644,151)	$1,564,598

As required by FASB ASC 740 the Company has evaluated the positive and negative evidence bearing upon the realization of its net deferred tax assets. The Company has determined that, at this time, it is more likely than not that the Company will realize all of the benefits of federal and state net deferred tax assets, and, as a result, the established valuation allowance was removed in 2020. The NOL carryforwards generated through June 30, 2022, of approximately $1,965,000, do not expire. Pursuant to the Tax Cuts and Jobs Act, any of the Company’s newly generated Federal NOL carryforwards can be carried forward indefinitely, while being limited to 80% of taxable income (determined without regard to the deduction). The Company had a change of control during 2015, which limits the amount of Federal NOL that can be used per year going forward from the NOLs created prior to the change in control. The Company is currently open to audit under the statute of limitations by the Internal Revenue Service for the years ended December 31, 2018 through December 31, 2021. The Company has no uncertain tax positions. As of June 30, 2022, and December 2021 there is no accrual for interest or penalties related to uncertain tax positions.

H.	Pension Plan:

The Company partners with a professional employer organization to offer a defined contribution retirement plan. All employees are eligible to participate and receive a 3% non-elective company contribution beginning after 90 days of employment on the first day of the subsequent quarter. Company contributions totaled $150,613 and $45,899 for the 6-months ended June 30, 2022 and 2021, respectively.

I.	Line of Credit:

The Company has a line of credit with a borrowing capacity of $1,000,000 at an interest rate of greater of 5.375% or Bank Prime plus 1.125%. The interest rate at June 30, 2022 and December 2021 was 6.125% and 5.375%, respectively. The line of credit did not have a balance outstanding at June 30, 2022 and December 31, 2021.

This line of credit was secured by all the business assets of the Company and certain of the personal assets of Richard Uhlig, the Company’s Chairman and CEO. As compensation, Richard Uhlig received 6,480,683 stock options in 2018 with a value of $1,555,364 based on the Black-Scholes model calculation.

J.	Long-Term Debt:

Long-term debt consists of the following as of June 30, 2022 and December 31, 2021:

	6/30/2022	12/31/21
Loan from VEP Biotech Ltd, with a maturity date of October 2023, an interest rate of 5%, and no required payment of principal or interest until maturity.	$5,983,052	$5,837,124

Convertible debt, with a maturity date of August 2025, and interest rate of 6% and no required payment of principal or interest until maturity or conversion.	449,634	437,237

SBA Economic Injury Disaster loan, with a maturity date of May 2050, an interest rate of 3.75%, and payments of $731 beginning in December 2022.	161,836	159,046
	6,594,522	6,433,407
Less: current portion	731	5,848
	$6,593,791	$6,427,559

Future minimum annual debt payments are as follows:

2022	$731
2023	5,991,824
2024	8,772
2025	458,406
2026	8,772
Thereafter	126,017
$6,594,522

Accrued interest included in the outstanding loan balance due to VEP Biotech, Ltd. was $983,052 and $837,124 for the periods ending June 30, 2022 and December 31, 2021, respectively.

Accrued interest included in the outstanding loan balance due to convertible debt holders was $33,006 and $20,609 for the periods ending June 30, 2022 and December 31, 2021, respectively.

Convertible debt is convertible to common stock upon qualified financing, maturity or change in control the conversion is based upon the most recent price per share multiplied by 0.8.

Accrued interest included in the outstanding loan balance due to the SBA was $11,836 and $9,046 for the periods ending June 30, 2022 and December 31, 2021, respectively.

K.	Concentration of Credit Risk:

The Company may, at times, have cash on deposit in financial institutions in excess of FDIC or NCUA insured amounts.

L.	Reclassification:

Certain accounts in the prior-year financial statements have been reclassified for comparative purposes in order to conform with the presentation in the current year consolidated financial statements.

M.	Industry Segment Data:

The Company’s primary business segments involve the operation of Quadrant Biosciences Inc, Quadrant Laboratories LLC, Quadrant Viral Testing LLC, and Frazier Behavioral Health LLC. Quadrant Biosciences Inc researches, designs, and develops technological tools to identify epigenetic and functional disorders resulting from neurodegeneration and brain trauma, and pooled saliva detection services for the coronavirus disease. Quadrant Laboratories LLC operates and administers clinical laboratories which process COVID-19 testing kits. Quadrant Viral Testing LLC sells COVID-19 testing kits to certified laboratories and sells and operates wastewater detection services for coronavirus disease. Frazier Behavioral Health LLC provides evidence-based therapies, consultation services and training in social behavior techniques and intervention strategies for children and adults with autism, ADD/ADHD, and other developmental conditions.

N.	Legal Matters:

None.

O.	Coronavirus (COVID-19):

Throughout 2021 and into 2022 there continues to be uncertainty related to COVID-19 for the Company, particularly as it relates to the Company’s Clarifi COVID-19 business line. Globally, the continued uncertainty is caused by new COVID-19 variants, public health policy and regulations, and supply chain constraints.

P.	Subsequent Events:

Due to the decline in Covid testing volumes, the Company closed the lab located in Buffalo, New York in July 2022.

The Company launched the virtual care clinic on August 1, 2022 under the branding “As You Are.” At the time of the launch, the virtual clinic was able to serve patients in Alabama, Kentucky, New Jersey, Ohio and Pennsylvania.

The Company has evaluated subsequent events through August 5, 2022, the date which the financial statements were available for issue.

ITEM 4.	EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Second Amended and Restated Certificate of Incorporation, as amended (1)

2.2	Bylaws (1)

4	Form of subscription agreement (1)

6.1	2016 Equity Incentive Plan (1)

6.2	Amended and Restated Stockholders’ Agreement (1)

6.3	Exclusive License Agreement between the Research Foundation for the State University of New York, the Penn State Research Foundation, and the company (Autism Spectrum Disorder) dated April 5, 2018 (1)

6.4	Exclusive License Agreement between the Research Foundation for the State University of New York, the Penn State Research Foundation, and the company (Traumatic Brain Injury) dated April 5, 2018 (1)

6.5	Exclusive License Agreement between the Research Foundation for the State University of New York, the Penn State Research Foundation, and the company (Parkinson’s Disease) dated April 5, 2018 (1)

6.6	Exclusive License Agreement between the Research Foundation for The State University of New York and Quadrant Biosciences Inc. (COVID-19 Saliva Diagnostic) dated August 7, 2020 (2)

6.7	First Amendment to the Exclusive License Agreement between the Research Foundation for The State University of New York and Quadrant Biosciences Inc. (COVID-19 Saliva Diagnostic) (3)

6.8	Research Support Agreement between Autism Speaks Inc. and the company dated November 12, 2021 (3)

(1) Filed as an exhibit to the Quadrant Biosciences Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11155)

(2) Filed as an exhibit to the Quadrant Biosciences Inc. Annual Report on Form 1-K filed on April 29, 2021

(3) Filed as an exhibit to the Quadrant Biosciences Inc. Annual Report on Form 1-K filed on April 29, 2022

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Syracuse, New York, on September 27, 2022.

QUADRANT BIOSCIENCES INC.

By	/s/ Richard Uhlig
Name: Richard Uhlig
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Richard Uhlig	Date: September 27, 2022
Richard Uhlig
Chief Executive Officer

/s/ Richard Bongo	Date: September 27, 2022
Richard Bongo
Chief Financial Officer, Principal Accounting Officer